U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3/A
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: John P. Crowe,
      1015 West 54th Street, Kansas City, MO 64112

2.  Date of Event Requiring Statement (Month/Date/Year): 06/30/1999

3.  IRS or Social Security Number of Reporting Person (Voluntary):

4.  Issuer Name and Ticker or Trading Symbol:
            INDUSTRIAL ECOSYSTEMS, INC.(IECS)

5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     ( ) Director ( ) Officer, give title below (X) 10% Owner ( ) Other
     Title: Owner

6.  If Amendment, Date of Original (Month/Day/Year): 7/16/99

7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned


1. Title             2. Amount of           3. Ownership Form:         4.     Nature of
    of                 Securities               Direct(D)or               Indirect Beneficial
 Security           Beneficially Owned          Indirect(I)                   Ownership
 --------           ------------------         ---------------            -------------------
Common Stock           2,751,889                    D                            N/A
Common Stock             833,333                    I                     Shares held of record by Four C's
                                                                          Development, LLC, an entity controlled
                                                                          by John P. Crowe
Common Stock          16,798,452                    I                     Shares which may be issued pursuant to
                                                                          a Rights Agreement with JFJ
                                                                          Ecosystems, LLC, an entity controlled
                                                                          by John P. Crowe

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: Options

2. Date Exercisable (Month/Day/Year): 1/4/98
   Expiration Date(Month/Day/Year): 1/4/04

3. Title: N/A
   Amount of Securities Underlying Derivative Security (Amount of Number of shares): 2,065,906 shares

4. Conversion or Exercise Price of Derivative Security: $0.225 per share

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (I)

6. Nature of Indirect Beneficial Ownership: Options which may be issued pursuant to a Joint Venture Agreement to JFJ Ecosystems, LLC, an entity controlled by John P. Crowe

Explanation of Responses: Industrial Ecosystems, Inc., entered into a Rights Agreement with JFJ Ecosystems, LLC, which includes provisions for the issuance of shares and options to JFJ Ecosystems, LLC, in exchange for the membership interest of JFJ Ecosystems, LLC, in the joint venture. Details of the Rights Agreement are included in the Industrial Ecosystems, Inc., Form 10SB, as amended, which is available on the EDGAR website.

Signature of Reporting Person: /s/John P. Crowe
Date: 11/11/99